Filed by Hughes Electronics Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
General Motors Corporation
Commission File No. 333-105851
Commission File No. 333-105853

September 11, 2003

To HUGHES and PanAmSat Employees:

Today we received notice that an important milestone has been reached in the process of completing the proposed transactions with News Corp. General Motors announced the receipt of a private-letter ruling from the U.S. Internal Revenue Service confirming that the distribution by GM of the common stock of Hughes Electronics to holders of the GM Class H common stock would be tax-free to GM and its Class H common stockholders for federal income tax purposes. As we discussed in an earlier employee Q&A, however, the receipt of News Corp.’s preferred ADSs and/or cash in exchange for shares of Hughes common stock would be a taxable transaction for U.S. federal income tax purposes.

The other key conditions that must be satisfied include GM common stockholder approval, approval from the Federal Communications Commission and antitrust clearance from the U.S. Department of Justice.

We are pleased that progress continues to be made to get to the point where the transaction can close. I will keep you informed as we reach future milestones.

Sincerely,

Jack

(Attach Press Release)

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and The News Corporation Limited (“News Corporation”) filed definitive materials with the Securities and Exchange Commission (“SEC”), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC’s website, www.sec.gov. In addition, the definitive materials that have been mailed to GM stockholders contain information about how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM’s 2003 annual meeting of stockholders. Participants in GM’s solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM’s 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the consent solicitation statement of GM / prospectus of Hughes / prospectus of News Corporation.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes’ 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” “outlook,” “objectives,” “strategy,” “target,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Contacts:

GM: Toni Simonetti 212-418-6380
Jerry Dubrowski 212-418-6261
Hughes: Richard Dore 310-662-9670

GM Receives IRS Ruling On Hughes Transaction

NEW YORK - General Motors Corp. (NYSE: GM, GMH) today announced that it has received a private-letter ruling from the U.S. Internal Revenue Service confirming that the distribution of Hughes Electronics common stock to the holders of GM Class H common stock, in connection with the split-off of Hughes, would be tax-free to GM and its Class H stockholders for federal income tax purposes.

As previously announced, GM intends to sell its 19.8 percent economic interest in Hughes to News Corp. (NYSE: NWS, NWS.A). News Corp. would then acquire from the former GM Class H common stockholders an additional 14.2 percent of the outstanding shares of Hughes common stock in exchange for News Corp. Preferred American Depositary Shares (ADSs) and/or cash in a taxable transaction for U.S. federal income tax purposes.

The transactions remain subject to stockholder approval and regulatory clearances under the Hart-Scott-Rodino Act and by the U.S. Federal Communications Commission.

###

In connection with the proposed transactions, on August 21, 2003, GM, Hughes, and News Corp. filed definitive materials with the SEC, including a definitive GM Proxy Statement on Schedule 14A; a Hughes Registration Statement on Form S-4; and a News Corp. Registration Statement on Form F-4 — each containing a consent solicitation statement of GM, a prospectus of Hughes, and a prospectus of News Corp. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that may be filed with the SEC, as they become available, because these documents contain or will contain important information.

The materials filed on August 21, 2003 and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corp. with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov. In addition, the definitive consent solicitation statement contains information about how GM stockholders may obtain transaction-related documents without charge directly from GM.

GM and its directors and executive officers, and Hughes and its directors and executive officers, may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 par value common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM’s 2003 annual meeting of shareholders. Participants in GM’s solicitation may also be deemed to include certain persons whose interests in GM or Hughes are not described in the proxy statement for GM’s 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the definitive consent solicitation statement of GM / prospectus of Hughes / prospectus of News filed with the SEC on August 21, 2003.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corp. to differ materially, many of which are beyond the control of GM, Hughes or News Corp. include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News Corp. with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes’ 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of Hughes satellites. You are urged to consider statements that include the words “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “anticipates”, “intends”, “continues”, “forecast”, “designed”, “goal”, “outlook”, “objectives”, “strategy”, “target”, or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.